1095 Avenue of the Americas
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+1 212 698 3500 Main
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www.dechert.com

ALLISON M FUMAI

allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax

June 4, 2012

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Morgan Stanley Eastern Europe Fund, Inc.
(File No. 333-132527; 811-08346)

Morgan Stanley Emerging Markets Fund. Inc.
(File No. 033-91482; 811-06403)

The Latin American Discovery Fund, Inc.
(File No. 033-61779; 811-06547)

The Turkish Investment Fund, Inc.
(File No. 333-141363; 811-05921)
(Each a “Fund,” collectively, the “Funds”)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Funds’ Schedule TO-Cs, filed with the Securities and Exchange Commission (the “Commission”) on May 16, 2012.  The Funds have considered your comments and have authorized us to make responses and acknowledgements discussed below relating to the Funds’ Schedule TO-Cs on their behalf.  Below, we describe any necessary changes to be made to future Schedule TO-Cs in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley Washington DC    EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

Comment 1.	Please include a cover letter with all future Schedule TO-C filings.

Response 1. We will include the requested cover letter going forward.

Comment 2.	Please include the “Instruction 3 Legend” in all future Schedule TO-C filings.

Response 2. We will include the requested legend going forward.

Comment 3.	Please consider adding further detail with respect to changes to the discount management policy for Morgan Stanley Eastern Europe Fund, Inc.

Response 3. We will take this into consideration in future press releases.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel) or (212) 698-3599 (fax) or Mary E. Mullin of Morgan Stanley at (212) 296-6988 (tel) or (212) 507-3954 (fax).  Thank you.

Best regards,

/s/ Allison M. Fumai

Allison M. Fumai